April 24, 2025

Matthew Booth
Chief Executive Officer
Urgent.ly Inc.
8609 Westwood Center Drive, Suite 810
Vienna, VA 22182

       Re: Urgent.ly Inc.
           Registration Statement on Form S-3
           Filed April 18, 2025
           File No. 333-286630
Dear Matthew Booth:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology